SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

Tropicana Entertainment Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

89708X 105

(CUSIP Number)

Andrew Langham, Esq.

General Counsel

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1.                                                         Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2010 by Beckton Corp., a Delaware corporation (“Beckton”), Icahn Enterprises Holdings L.P., a Delaware partnership (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc., a Delaware corporation (“Icahn Enterprises GP”), and Carl C. Icahn, a citizen of the United States of America (“Mr. Icahn”), as previously amended by Amendments No. 1 through No. 15 thereto (collectively, as amended, the “Schedule 13D”), with respect to the shares of the common stock, par value $0.01 per share (the “Shares”), issued by Tropicana Entertainment Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  Beckton, Icahn Enterprises Holdings, Icahn Enterprises GP and Mr. Icahn are referred to herein collectively as the “Reporting Persons.”  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.                                                         Purpose of Transaction

Item 4 of the Schedule 13D is hereby further amended by adding the following at the end thereof:

Consummation of the Transactions Contemplated by Real Estate Purchase Agreement and Merger Agreement

As previously disclosed, on April 15, 2018, the Issuer entered into (i) the Real Estate Purchase Agreement (as amended, the “Real Estate Purchase Agreement”) with GLP Capital, L.P., a Pennsylvania limited partnership (“GLP”), and (ii) the Agreement and Plan of Merger (the “Merger Agreement”) with Eldorado Resorts, Inc., a Nevada corporation (“Parent”), Delta Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and GLP, pursuant to which the Issuer agreed to sell its real estate assets to GLP and its gaming and hotel operations to Parent.

On October 1, 2018, the transactions contemplated by the Real Estate Purchase Agreement and the Merger Agreement were consummated, including the merger of Merger Sub with and into the Issuer, with the Issuer continuing as the surviving corporation following the merger (the “Merger”).

As a result of the Merger, the Issuer has become a wholly-owned subsidiary of Parent.  Pursuant to the terms of the Merger Agreement, each issued and outstanding Share held by the Reporting Persons was cancelled and automatically converted into the right to receive $75.14 (without interest).  As a result of the foregoing and as of the effective time of the Merger, the Reporting Persons no longer beneficially own any Shares.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a)                                 As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

(b)                                 As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

(c)                                  Except as described in Item 4 above, the Reporting Persons have not effected any transactions with respect to the Shares within the past 60 days.

(d)                                 Not applicable.

(e)                                  As of the date hereof and as a result of the Merger, the Reporting Persons do not beneficially own any Shares.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2018

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

CARL C. ICAHN

/s/ Carl. C. Icahn
CARL C. ICAHN